Counselors at Law

701 8th Street, N.W., Suite 410
Steven J. Glusband	2 Wall Street	Washington, DC 20001-3893
Partner	New York, NY 10005-2072	(202) 898-1515
•	•	•
Direct Dial: 212-238-8605	Tel (212) 732-3200	570 Lexington Avenue
E-mail: glusband@clm.com	Fax (212) 732-3232	New York, NY 10022-6856
(212) 371-2720
June 27, 2007

Joshua Ravitz
Attorney Advisor
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Limco-Piedmont Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed June 4, 2007 File No. 333-14257

Dear Mr. Ravitz:

          Set forth below are the responses of Limco-Piedmont Inc. (“Limco” or the “Company”) to your comments regarding Amendment No. 1 to the Registration Statement on Form S-1 filed by Limco on June 4, 2007. Concurrently with this letter, Limco is filing Amendment No. 2 to the Form S-1 (“Amendment No. 2”).

          The paragraphs below are numbered to correspond to your comments as set forth in your letter dated June 19, 2007. In each instance, we have repeated your comment in italics and set forth our response in plain type below the relevant comment.

          All capitalized terms used but not defined herein shall have the same meaning as in Amendment No. 2. Page numbers used in our responses below also refer to Amendment No.2.

Industry Background, page 2

          1. We note your response to prior comment 7. Please file as an exhibit a consent from Jet Information Service for the use of its information in the prospectus.

          Response

          We have filed the consent of Jet Information Services, Inc. as Exhibit 23.5.

Our Competitive Strengths, page 3

          2. We note your revised disclosure here and on page 38 in response to prior comment 23. However, we reissue the comment. Please substantiate that “some of the most difficult market cycles in the history of the aerospace industry” have occurred since September 11, 2001. Please explain why this period should be considered more than one market cycle. Further, compare the difficulty of this period to other difficult historical periods for the industry. Finally, explain why 9% revenue growth for two years should be considered evidence of a successful operation through multiple difficult market cycles. Alternatively, revise your disclosure to delete this claim.

          Response

          We have revised the disclosure in response to your comment.

          3. We note your response to prior comment 24, but we reissue it. Substantiate your statement with something other than your belief or revise to delete the comparison to your competitors here and on page 38.

          Response

          We have removed the disclosure in response to your comment.

Goodwill, Other Intangible Assets and Long-Lived Assets, page 24

          4. In the first paragraph of this section, you state that your identifiable intangible assets relating to the Piedmont acquisition, other than goodwill, included workforce, customer relationships and other assets acquired. However, on page F-16, you state that acquired workforce has been included in the amount recognized as goodwill. Please revise, as appropriate, to address this apparent inconsistency.

          Response

          We have revised the disclosure on page 24 in response to your comment.

Liquidity and Capital Resources, page 31

          5. In the second paragraph of this section, specifically identify the $10.5 million of assumed indebtedness as bank indebtedness (if true), and add disclosure of the $3.7 million of other liabilities of Piedmont. Since you received $12 million of total proceeds as a result of the loans from Bank Leumi USA and TAT Technologies, it appears that a portion of the $3.7 million of other liabilities may have also been repaid with such proceeds. Please revise your disclosures, as appropriate.

          Response

          We have revised the disclosure in response to your comment and have also revised the amount of assumed indebtedness and other liabilities that appear throughout the S-1.

          6. At the end of the third paragraph, you state that you are currently in discussions to refinance the indebtedness with Bank Leumi. However, in your disclosure of Use of Proceeds on page 16, you indicate that such indebtedness will be repaid. Please clarify your disclosures to address this apparent inconsistency. If the discussions with Bank Leumi are limited to your obtaining an extension of this loan until this offering is completed, include disclosure to that effect. Please also address the same matter in the seventh paragraph of this section, which only discusses your intention to repay the indebtedness to TAT Technologies.

          Response

          We have revised the disclosure in response to your comment.

          7. We note your revised disclosure, included in response to prior comment 28, that you intend to assess the need for a long-term line of credit after this offering is completed. Please revise your disclosure to indicate that, once the debt repayment specified in your Use of Proceeds is completed, you will have no external sources of long-term liquidity.

          Response

          We have revised the disclosure in response to your comment.

Financing Activities, page 33

          8. In the second paragraph of this section, you state that you incurred $6 million of long-term loans to acquire Piedmont. However, on page 31, you state that you received $12 million of total proceeds as a result of the loans from Bank Leumi USA and TAT Technologies. Please revise, as appropriate. Please also make any necessary revisions to your consolidated statements of cash flows on pages F-7 and F-8.

          Response

          In response to your comment, we have revised our statement of cash flows for the year ended December 31, 2005 to reflect actual proceeds of $12 million from debt financing.

Consolidated Financial Statements of Limco-Piedmont

Consolidated Statements of Cash Flows, pages F-7 and F-8

          9. Based on the cash payment to sellers and transaction costs shown in Note 2, and the amount of cash on Piedmont’s June 30, 2005 balance sheet, it appears the cash paid to acquire Piedmont was $5,291,339 (assuming no additional cash consideration was paid to the former owners for non-compete agreements). However, although this $5,291,339 is shown on the face of your statements of cash flows, an amount of $5,237,000 is shown in the table on page F-8. In addition, the second table in Note 2 shows net assts acquired of $5,997,000 for the same acquisition. Please explain these apparent discrepancies, and make any necessary revisions to ensure consistent and accurate disclosure.

          Response

          A reconciliation of the cash paid to acquire Piedmont and the net assets acquired is provided below:

Cash Paid in Piedmont Purchase

Cash paid to sellers	$5,290,000
Less: cash acquired	(52,661)

Total purchase of Piedmont, net of cash acquired	5,237,339
Plus: seller transaction costs paid by buyer	54,000

Total cash paid to Sellers	$5,291,339

Net Assets Acquired

Cash paid to sellers	$5,290,000
Non-compete financed through debt	653,000
Plus: seller transaction costs paid by buyer	54,000

Total Assets Acquired	$5,997,000

Note 2 -Acquisition of Piedmont Aviation Component Services. LLC, page F-15

          10. In the first table, it is unclear why you show $653,000 as part of the consideration paid for the acquisition of Piedmont. If this amount was paid in cash, so indicate. Also, if paid in cash, your statements of cash flows on pages F-7 and F-8 should be revised accordingly. If not paid in cash, consider adding disclosure of the terms of your non-compete agreements with the former owners of Piedmont.

          Response

          The $653,000 was not paid in cash, but rather financed through debt with the former owners. We have added disclosure in Note 3 in response to your comment.

          11. In the first two tables, it is unclear why you refer to bank debt assumed when $2 million of Piedmont’s debt was payable to Blue Ridge Investors II Limited Partnership, which does not appear to be a bank. Further, based on the warrants held by Blue Ridge, it appears they may have been a related party lender at the time of your acquisition of Piedmont. Please revise, as appropriate.

          Response

          In response to your comment, we have removed “bank debt” throughout the S-1 and replaced it with “debt.” Blue Ridge was not a related party as it did not have a relationship with Piedmont prior to entering into the loan agreement. The warrants were issued with the debt.

          12. We note your disclosure here that your allocation of intangible assets was based on independent third party appraisals. Such disclosure assigns responsibility for the valuation to an entity other than management, an “expert.” As such, this expert must be explicitly named in your document and a consent from such expert must be filed under Exhibit 23. Refer to Item 601 of Regulation S -K. Please revise your document to either name such third party and provide their consent under exhibit 23, or remove this reference and all other similar references throughout your filing.

          Response

          We have revised the disclosure in response to your comment by removing the language regarding the independent third party appraisal.

          13. With respect to your allocation to customer relationships, please tell us how you considered expected future contract renewals in determining the fair value of this intangible asset. In your response, specifically tell us how your long-standing relationships with customers (as described on page 38) were considered in the analysis. In this regard, we note your disclosure on page 39 that your acquisition of Piedmont allowed you to offer a more complete MR0 service solution to your current customer base. See EITF 02-17 for guidance.

          Response

          Future contract renewals were determined to be at a rate of 80%. The retention rate was arrived at based on revenues and customer count for the years ended December 31, 2002, 2003 and 2004. In addition, we used the knowledge and expertise of former management to substantiate the retention rate used. We believe this analysis is in compliance with EITF 02-17.

          14. Due to the materiality of the Piedmont acquisition, please file the related contract as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-IC.

          Response

          We have filed the applicable contract as Exhibit 10.13.

Financial Statements of Piedmont

          15. We note your response to prior comment 56, but continue to believe that audited financial statements for each year in the three-year period ending December 31, 2004 (latest balance sheet date prior to acquisition) are required pursuant to Rule 3-05 of Regulation S-X due to the level of significance of the Piedmont Acquisition. Please revise your document to include all periods required.

          Response

          By letter dated June 19, 2007 from Louise M. Dorsey, Associate Chief Accountant, the Company was informed that the Staff would not object if the Company does not file separate S-X Rule 3-05 audited financial statements for Piedmont Aviation Components, LLC for the year ended December 31, 2002.

          16. In Note C, you make reference to a revolving line of credit disclosed in Note E. However, it appears that such Note E has been inadvertently omitted from Piedmont’s financial statements. Please revise.

          Response

          We have revised the Piedmont financials to ensure that all notes are provided in the financial statements.

          17. With respect to the warrants issued to Blue Ridge in conjunction with their subordinated loan to Piedmont, as described in Note D, please tell us how it was determined that such warrants had no material value at inception. In your response, please tell us how much of the cash consideration you paid for the acquisition of Piedmont was paid to Blue Ridge.

          Response

          We have reviewed the valuation of the warrants issued to Blue Ridge and determined that it would be appropriate to base the value on the purchase price of Piedmont in October 2002. The net purchase price after the assumption of debt was $500,000. Since the warrants had a $0.01 exercise price (basically $0), we have assumed that the value of the warrants was equal to the value of the equity interest coverage that the warrants provided. Based on this concept, the Black Scholes model would not yield a greater valuation. As a result, we believe that the fair value of the warrants granted in October 2002 was $80,000. After the application of ABP No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, the value that would have been allocated to the warrants would have been $76,923.

          We have reviewed the potential financial statement error in accordance with SAB 108 and believe that the above amount is immaterial to Piedmont’s financial statements. We do not believe that the overstatement of debt due to not recording the debt discount in accordance with ABP No. 14 was material to our financial statements as of December 31, 2003 and 2004. Our debt for 2003 and 2004 was overstated by $58,974 and $43,590, respectively. In addition, the unrecorded interest expense of $15,835 for the years ended December 31, 2003 and 2004 was not material to our statement of operations, as it was less than five percent of the total interest expense and income from operations.

          Upon the acquisition of Piedmont by Limco, the Blue Ridge warrant holders received approximately $1.5 million for their warrants. The valuation of the warrants increased due a significant recovery in the aviation industry from 2002 to 2005. This is demonstrated by the increase in net purchase price of Piedmont from $500,000 at October 2002 (excluding the assumed debt) to $5.3 million in 2005, an increase of approximately 960%. In addition, the value increased as Blue Ridge’s warrant coverage was adjusted upward as a result of Piedmont’s not achieving projected cash flow estimates during 2003 and 2004.

          18. With respect to your disclosure in Note H, it is unclear how PAS is related to Piedmont Aviation. Please clarify your description of this arrangement, and ensure that all related party relationships and transactions are properly identified and disclosed.

          Response

          Piedmont Aviation Services, Inc. was the company which sold Piedmont to the parties that ultimately sold Piedmont to us in 2005.

General

          19. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

          Response

          We will update the financial statements, as necessary to comply with Rule 3-12 of Regulation S-X at the effective date of the resignation statement.

          20. Provide currently dated consents from the independent public accountants in the amendment.

          Response

          We have provided currently dated consents from the independent public accountants in response to your comment.

Part II

Exhibit 5.1

          21. We note that you are incorporated in Delaware, but that the legal opinion is limited to the law in the jurisdictions of New York and the United States. Please provide a legal opinion based also on the laws of Delaware.

          Response

          We have revised the opinion in response to your comment.

          22. Either delete the fourth-to-last paragraph or refile the opinion dated the date of effectiveness.

          Response

          We have revised the opinion in response to your comment.

          23. In the next amendment, please delete the second-to-last paragraph as we believe it is inappropriate to impose such limitations on the use of the opinion.

          Response

          We have revised the opinion in response to your comment.

          We trust that the foregoing is, and the amendment filed herewith are, responsive to your concerns. Please feel free to contact me at (212) 238-8605 or my colleague, Richard T. Califano at (212) 238-8646 with any questions concerning this registration statement.

Sincerely,
/s/ Steven J. Glusband
Steven J. Glusband